UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company"), dated June 3, 2010, announcing the employment of West Sirius.  Attached hereto as Exhibit 99.2 is a press release from the Company, dated June 4, 2010, announcing the launch of the new mandatory offer for the remaining shares in Scorpion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: June 7, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - West Sirius commences operations for BP in the GoM

Hamilton, Bermuda, June 3, 2010 - Seadrill hereby confirms that on June 3, 2010, the ultra-deepwater semi-submersible rig West Sirius will start operations for BP.

The term contract between Seadrill and Devon Energy for West Sirius for operations in the US Gulf of Mexico has been assigned to BP through an agreement between BP, Devon Energy and Seadrill related to BP's acquisition of deepwater exploration acreage and prospects in the US Gulf of Mexico from Devon, announced in March 2010.

As such, West Sirius has a remaining contract duration with BP in excess of four years.

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Exhibit 99.2

SDRL - Seadrill launches new mandatory offer for remaining shares in Scorpion

Hamilton, Bermuda, June 4, 2010 - On May 31, 2010, Seadrill Limited ("Seadrill") announced the acquisition of a further 9,071,948 shares in Scorpion Offshore Limited ("Scorpion") taking its total holding to 45,010,851 shares, representing 50.11 percent of the issued shares in Scorpion.

As a consequence of the above, Seadrill hereby announces a new mandatory offer for all of the remaining shares in Scorpion as required by the Norwegian Securities Trading Act (the "New Offer").

The offer price in the New Offer is NOK 40.50 per share.

The acceptance period for the New Offer expires on July 16, 2010, at 17:30 CET.

Settlement of the New Offer will take place on July 30, 2010 at the latest.

For more detailed information on Scorpion and Seadrill, please refer to the Mandatory Offer document dated May 10, 2010 describing the original offer (the "Original Offer") previously circulated to the shareholders in Scorpion and available on www.seadrill.com and www.carnegie.no.

Shareholders in Scorpion are free to choose between the Original Offer and the New Offer.

Shareholders who have not, as of today, accepted the Original Offer and who wish to accept the New Offer are requested to use the acceptance form attached hereto and submit this to Carnegie ASA before 17:30 CET on July 16, 2010.

Shareholders who have already submitted an acceptance form in relation to the Original Offer will, unless they contact Carnegie ASA, be assumed to have transferred their acceptance to the New Offer and will thus be entitled to receive the offer price of NOK 40.50 per share on the terms of the New Offer.

Shareholders who wish to accept the Original Offer are requested to contact Carnegie ASA.

This message will be mailed to all shareholders in Scorpion on record on June 1, 2010.

Analyst contact:
Jim Dåtland
Vice President Investor Relations
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)